AMENDMENT NO. 12

TO ADMINISTRATIVE SERVICES AGREEMENT

(Thrivent Mutual Funds)

Thrivent Asset Management, LLC (“TAM”) and Thrivent Mutual Funds (“TMF”) hereby agree that the Administrative Services Agreement dated January 1, 2009, as amended, between TAM and TMF (the “Agreement”) is hereby amended, effective January 1, 2024, to read as follows:

For receiving Services under this Agreement, whether such Services are provided by TAM, its affiliates or other vendors, the Trust will pay TAM an annual fee (the “Fee”) equal to (a) 0.017 percent (0.017%) of each Fund’s average daily net assets (the “Variable Portion”), plus (b) a fixed fee of $80,000 per Fund.

THRIVENT MUTUAL FUNDS

By:	/s/ Michael W. Kremenak
Michael W. Kremenak
President and Chief Investment Officer

THRIVENT ASSET MANAGEMENT, LLC

By:	/s/ Jeffrey D. Cloutier
Jeffrey D. Cloutier
Vice President, Chief Financial Officer and Treasurer